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                            May 27, 2021

       Humera Afzal
       Chief Financial Officer
       Membership Collective Group Inc.
       515 W. 20th Street
       New York, New York 10011

                                                        Re: Membership
Collective Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Amendment No. 2
                                                            Submitted on May
13, 2021
                                                            CIK No. 0001846510

       Dear Ms. Afzal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1 submitted May 13, 2021

       Non-GAAP Financial Measures, page vi

   1. We note that you have identified House Revenue as a non-GAAP measure that you define as house membership
revenue plus in-house revenue, less non-house Membership
                                                        revenue. We further
note that you use House Revenue to calculate your non-GAAP
                                                        measure House-Level
Contribution Margin. Please explain:
                                                            how management uses
House Revenue;
                                                            your basis for
combining these distinct revenue streams in to a single non-GAAP measure given that
each of these revenue streams appear to be derived from disparate sources of growth
and methods of recognition; and,
 Humera Afzal
FirstName  LastNameHumera
Membership   Collective Group Afzal
                              Inc.
Comapany
May        NameMembership Collective Group Inc.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
                how the amounts earned from membership revenue relate to the costs incurred for in-
              house operating expenses.
Non-GAAP Financial Measures, page 102

2. Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and
         Disclosure Interpretations in your decision to exclude Pre-opening expenses from your measure of consolidated Adjusted EBITDA. In your response, address your growth strategy including the number of Soho Houses opened for the periods presented.
3. We note that your business model is to lease your properties. Given such model, tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure
         interpretations for your adjustment of Non-cash rent in presenting Adjusted EBITDA.
4. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and
         Disclosure Interpretations in adjusting for Deferred registration fees, net for the periods presented, as it appears you may be substituting an individually tailored recognition and measurement method for those of GAAP.
5.       Provide disclosure regarding, and your basis for providing, your
best estimate    regarding
         the cost of fulfilling the Membership credits provided in March 2020. It is unclear whether you have incurred these expenses in the period presented given what appears to be the entirety of the accrued liability for membership credits included in your Trade, capital and other accruals totaled $12 million at January 3, 2021. Additionally please clarify what, if any of the associated marketing expenses incurred over the period are contemplated in your Adjusted EBITDA measure and your basis for including such amount.
6. We note your response to prior comment 7. Tell us, and consider expanding your disclosure in footnote (4) to the extent such amounts are material, the remaining items that make up the adjustment Other expenses, net and clarify where the items are reflected in your financial statements.
7. Your adjustment for Other expenses indicates that it is a net amount. Please tell us what amounts have been included in this line item that reduce the Other expense adjustment.
8. We note that some of the items included in your Other expenses, net adjustment seem to occur each year. Please clarify your basis for including these adjustments in your calculation of Adjusted EBITDA and explain why these amounts have not been reported as individual adjustments apart from your Other expenses, net adjustment.
9. We note your presentation of your non-GAAP measures House-Level and Other
         Contribution Margin and that you have reconciled these non-GAAP contribution margins from GAAP Operating loss and certain GAAP revenues. Please revise your disclosure to instead provide a reconciliation from the most directly comparable GAAP measure, which appears to be GAAP gross profit, to each of your non-GAAP contribution margins.
 Humera Afzal
Membership Collective Group Inc.
May 27, 2021
Page 3
10. We note that you have presented both the House-Level and Other Contribution Margin on a percentage basis. Please revise your disclosure to also present GAAP gross margin on a percentage basis. Refer to footnote 27 of Final Rule 33-8176, Conditions for Use of Non-
         GAAP Financial Measures.
Business, page 123

11. We reissue prior comment 9. We continue to note the disclosure on page 131 that you
         "target stabilized average revenues of $20 million to $30 million, House-Level
         Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House."
         Please clarify whether you have achieved these targets as it relates to any of your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date. Lastly, please expand upon the reference to the shift to an asset light development model.
12. We reissue prior comment 10. We note the statement on page 136 that typically applicants who are offered membership from the waitlist accept. Please clarify the percent of wait list applicants that become members.
Employees and Human Capital Resources, page 146

13. We note the disclosure in this section that currently none of your employees are covered by collective bargaining agreements or represented by labor unions. Please reconcile with the disclosure in the risk factor on page 54 that you currently have employees represented by unions.
2020 Summary Compensation Table, page 170

14. Please revise footnote 3 to disclose all assumptions made in the valuation of the share awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and
       Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Also,
       as previously requested in prior comment 2, please disclose whether the executive compensation will change as a result of becoming a public company. FirstName LastNameHumera Afzal
Principal Stockholders, page 194
Comapany NameMembership Collective Group Inc.
15.
May 27,Please
         2021 disclose
               Page 3 the control person(s) for Global Joint Venture Investment Partners LP.
FirstName LastName
 Humera Afzal
FirstName  LastNameHumera
Membership   Collective Group Afzal
                              Inc.
Comapany
May        NameMembership Collective Group Inc.
     27, 2021
May 27,
Page 4 2021 Page 4
FirstName LastName
Index to Consolidated Financial Statements, page F-1

16. We note your response to our prior comment 13. We further note your disclosure that
         Membership Collective Group Inc. is a newly incorporated entity. Please confirm that
         Membership Collective Group Inc. is capitalized on a nominal basis and revise your filing to disclose, if true, that the company has not commenced operations, has no (or nominal)
         assets or liabilities and describe any contingent liabilities and commitments in sufficient detail.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Robert A. Ryan, Esq.